================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                   FORM 11-K

            [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

            [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE TRANSITION PERIOD FROM __________ TO __________

                        COMMISSION FILE NUMBER 001-15423



================================================================================
                     GRANT PRIDECO, INC. 401(k) SAVINGS PLAN
================================================================================


                              Grant Prideco, Inc.
                              1330 Post Oak Blvd.
                                   Suite 2700
                               Houston, TX 77056

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Grant Prideco, Inc. 401(k) Savings Plan
Year ended December 31, 2002

                     Grant Prideco, Inc. 401(k) Savings Plan

                 Financial Statements and Supplemental Schedule


                          Year ended December 31, 2002





                                                     CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................2
Statement of Changes in Net Assets Available for Benefits................................................3
Notes to Financial Statements............................................................................4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...........................................9

                         Report of Independent Auditors


To the Administrative Committee of the Grant Prideco, Inc.
   401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Grant Prideco, Inc. 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statement are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                            /s/ ERNST & YOUNG
Houston, Texas
June 18, 2003

                     Grant Prideco, Inc. 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                            DECEMBER 31
                                                       2002            2001
                                                   -------------   -------------
ASSETS
Investments, at fair value                         $  28,918,354   $  28,999,244
Receivables:
   Participants' contributions                           219,403         225,846
   Company contributions                                  81,343          68,161
   Pending settlement                                        640              --
   Investment income                                       6,599           6,323
                                                   -------------   -------------
Total receivables                                        307,985         300,330
                                                   -------------   -------------
Total assets                                          29,226,339      29,299,574

LIABILITIES
Cash overdraft                                                --             652
Excess contribution refunds payable                       57,353         153,631
                                                   -------------   -------------
Net assets available for benefits                  $  29,168,986   $  29,145,291
                                                   =============   =============




See accompanying notes.

                     Grant Prideco, Inc. 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits


                      For the year ended December 31, 2002


Additions:
   Investment income                                                 $   692,157
   Participants contributions                                          3,376,679
   Employer contributions                                              1,169,811
   Rollovers                                                             599,449
                                                                     -----------
Total additions                                                        5,838,096

Deductions:
   Net depreciation in fair value of investments                       3,453,624
   Benefits paid to participants and beneficiaries                     2,290,784
   Excess contribution refunds                                            57,353
   Administrative expenses                                                12,640
                                                                     -----------
Total deductions                                                       5,814,401
                                                                     -----------

Net increase                                                              23,695
Net assets available for benefits, beginning of year                  29,145,291
                                                                     -----------
Net assets available for benefits, end of year                       $29,168,986
                                                                     ===========





See accompanying notes.

                     Grant Prideco, Inc. 401(k) Savings Plan

                          Notes to Financial Statements


                                December 31, 2002


1. DESCRIPTION OF THE PLAN

The following description of the Grant Prideco, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan, established November 1, 1999, covering all employees who have completed one hour of service for Grant Prideco, Inc. and affiliated employers (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

A participant may elect to contribute, by payroll deductions, 1% to 16% of their compensation to the Plan on a pretax basis subject to certain limitations. Participants may also elect to contribute up to 16% of after-tax compensation subject to certain limitations. The combination of participant contributions cannot exceed 16% of compensation. In addition, participants may contribute amounts representing rollover distributions from other qualified plans.

Effective January 1, 2002, the definition of compensation used to determine Company contributions was changed from base compensation to gross compensation, herein referred to as compensation. In 2002, the Company contributed 50% of the first 6% of compensation that a participant, who had completed one year of active service, contributed to the Plan. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions to the Plan. There were no additional discretionary contributions made during 2002 or 2001.

Participants direct all contributions in the various investment options offered by the Plan. The Company was created as a result of a spinoff from Weatherford International, Inc. ("Weatherford"). Weatherford common stock is held in a separate fund; however, participants cannot direct future contributions or fund transfers to this fund.

                     Grant Prideco, Inc. 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's and the Company's matching contributions, an allocation of the Company's discretionary contribution, if applicable, and Plan earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

PARTICIPANT LOANS

A participant may borrow from his or her account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the present value of the account balance. Generally, the term of the loan will not be more than five years unless approved by the Loan Committee and the proceeds are to be used for the purchase of a primary residence. The loan is fully secured by a pledge of the participant's account balance and bears interest at a rate commensurate with local prevailing rates, as determined by the Loan Committee.

VESTING

Participants are immediately vested in all contributions plus actual earnings thereon.

WITHDRAWALS AND TERMINATIONS

A participant may withdraw the value of their after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. A participant's pretax contributions and Company contributions will be available to a participant who has attained age 59 1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of contributions for 12 months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of a participant's account balance will be distributed to the participant or their beneficiaries. Upon termination of employment, participants have the option to receive an immediate distribution of their entire account balance or to defer payment until some later date, but not later than the time prescribed by law.

                     Grant Prideco, Inc. 401(k) Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

EXPENSES OF THE PLAN

Certain administrative expenses of the Plan are paid by the Company.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan terminate at some future time, the assets would be distributed as prescribed by ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared and presented in accordance with the accrual basis of accounting. Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

The Plan's investments in mutual funds and common stock are stated at fair value which represents the quoted market price on the last business day of the plan year. Common collective trusts are stated at fair value which represents the net asset values of shares held by the Plan at year-end, as determined by the issuer based on the fair value of the underlying investments. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                     Grant Prideco, Inc. 401(k) Savings Plan

3. INVESTMENTS

The Plan's individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                                     DECEMBER 31
                                                               2002            2001
                                                           -------------   -------------
Merrill Lynch Equity Index Trust                           $   4,058,007   $   5,051,959
Merrill Lynch Retirement Preservation Trust                    6,394,663       4,549,894
Phoenix-Engemann Small and Mid-Cap Growth Fund (Class A)       2,761,869       3,065,632
Merrill Lynch Capital Fund, Inc (Class A)                      4,677,010       5,215,856
Davis New York Venture Fund, Inc.                              1,814,626       2,017,244
Grand Prideco, Inc. common stock                               3,571,273       4,235,391

During 2002, the Plan's investments (including gains and losses on investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair values as follows:

Common collective trusts                                                   $  (1,175,964)
Mutual funds                                                                  (2,633,383)
Common stocks                                                                    355,723
                                                                            ------------
                                                                            $ (3,453,624)
                                                                            ============

4. RISKS AND UNCERTAINTIES

The Plan provides for investment in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

                     Grant Prideco, Inc. 401(k) Savings Plan

5. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 14, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. SUBSEQUENT EVENT

Effective June 1, 2003, the Company increased its matching contributions to 100% of the participants' contributions up to 3% of compensation plus 50% of the participants' contributions up to the next 3% of compensation.

                              Supplemental Schedule

                     Grant Prideco, Inc. 401(k) Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)


                             EIN: 76-0312499 PN:001


                                December 31, 2002


            IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT             CURRENT VALUE
-----------------------------------------------------------------------------------------------------------
*Merrill Lynch                           Merrill Lynch Equity Index Trust                 $     4,058,007
*Merrill Lynch                           Merrill Lynch Retirement Preservation Trust            6,394,663
 Phoenix Investment Partners             Phoenix-Engemann Small and Mid-Cap Growth Fund
                                            (Class A)                                           2,761,869
 Mercury Hotchkis Willey Funds           Hotchkis & Wiley International Fund (Class I)          1,322,510
*Merrill Lynch                           Merrill Lynch Global Allocation Fund, Inc.
                                            (Class A)                                             448,968
*Merrill Lynch                           Merrill Lynch Capital Fund, Inc. (Class A)             4,677,010
*Merrill Lynch                           Merrill Lynch Corporate Bond Intermediate Term
                                            Portfolio (Class A)                                 1,337,388
 Davis Venture Group                     Davis New York Venture Fund, Inc.                      1,814,626
 Weatherford International, Inc.         Common stock of Weatherford International, Inc.          288,180
*Grant Prideco, Inc.                     Common stock                                           3,571,273
*Merrill Lynch                           Merrill Lynch USA Government Reserves                    419,692
*Participant loans                       Various maturity dates with interest rates
                                            ranging from 5.3% to 10.5%                          1,824,168
                                                                                          ---------------
                                                                                          $    28,918,354
                                                                                          ===============

*Party-in-interest

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     GRANT PRIDECO, INC. 401(k) SAVINGS PLAN



                                         /s/  WARREN AVERY
                                         ---------------------------------------
Date: June 26, 2003                      Mr. Warren Avery
                                         Vice President, Human Resources and IT,
                                         For Grant Prideco, Inc., and
                                         Administrative Committee Member

                                INDEX TO EXHIBIT


 Exhibit
  Number
 -------
  23.1        Consent of Independent Auditors
              Section 906
  99.1        Certification for Warren Avery